EXHIBIT 23.8

December 17, 2004

Board of Directors

BlastGard International, Inc.

12900 Automobile Blvd., Suite D

Clearwater, Florida 33762

Dear Sirs:

We consent to the incorporation in the Registration Statement on Form SB-2 of (1) our report dated March 19, 2004 relating to the consolidated balance sheets of BlastGard International, Inc. (formerly Opus Resource Group, Inc.) as of December 31, 2003, and the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2003 and 2002, and (2) our report dated March 19, 2004, relating to the balance sheet of Blastgard Technologies, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from September 26, 2003 (inception) through December 31, 2003. We also consent to the use of our name in the section “Experts”.

/s/ Cordovano and Honeck, P.C.

Cordovano and Honeck, P.C.

Certified Public Accountants

Denver, Colorado